Exhibit 99.1

NASUS PHARMA LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

U.S DOLLARS IN THOUSANDS

F-1

NASUS PHARMA LTD. AND ITS SUBSIDIARY

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

(Amounts in U.S. dollars in thousands, except share and per share amounts)	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$203	$284
Restricted cash	29	27
Prepaid expenses and other current assets (of which $0 and $116 are to related parties as of June 30, 2025 and December 31, 2024, respectively)	59	146

Total current assets	291	457

Deferred offering cost	348	260

Total Assets	$639	$717

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$664	$651
Accrued expense and other current liabilities (of which $904 and $711 are to related parties as of June 30, 2025 and December 31, 2024, respectively)	1,179	987
Convertible securities (of which $725 and $605 are to related parties as of June 30, 2025 and December 31, 2024, respectively)	2,563	1,802
Current liabilities related to discontinued operations	547	489

Total current liabilities	4,953	3,929

Total Liabilities	4,953	3,929

Commitments and contingencies (see Note 6)

Shareholders’ deficit
Ordinary Shares(*)(**), par value NIS 0.01 per share; 13,265,593 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 7,362,906 shares issued as of June 30, 2025 and December 31, 2024, respectively	20	20
Additional paid-in capital	9,582	9,432
Accumulated deficit	(13,916)	(12,664)

Total Shareholders’ Deficit	(4,314)	(3,212)

Total Liabilities and Shareholders’ Deficit	$639	$717

*	Unless otherwise stated, the term Ordinary Shares in these financial statements refers to all classes of shares, including Ordinary Shares, Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares, Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares.
**	After giving effect to the forward share split, see also Note 2 (c).

The accompanying notes are an integral part of these financial statements.

F-2

NASUS PHARMA LTD. AND ITS SUBSIDIARY

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	Six Months Ended June 30
(Amounts in U.S. dollars in thousands, except share and per share amounts)	2025	2024

Operating expenses:
Research and development (of which $295 and $103 are with related parties in 2025 and 2024, respectively)	$289	$168
General and administrative (of which $286 and $149 are with related parties in 2025 and 2024, respectively)	528	315
Total operating expenses	817	483
Operating loss from continuing operations	(817)	(483)

Interest expense (of which $0 and $12 are with related parties in 2025 and 2024, respectively)	-	(18)

Change in fair value of convertible securities	(326)	(379)

Other expense, net	(51)	(5)
Loss from continuing operations	(1,194)	(885)
Net income (loss) from discontinued operations	(58)	14
Net loss	$(1,252)	$(871)

Per share data:
Loss per share attributable to shareholders:
Basic	$(0.17)	$(0.13)
Diluted	$(0.17)	$(0.13)
Weighted average Ordinary Shares outstanding – basic(*)	7,362,906	6,889,708
Weighted average Ordinary Shares outstanding – diluted(*)	7,362,906	6,889,708

The accompanying notes are an integral part of these financial statements.

*	After giving effect to the forward share split, see also Note 2(c).

F-3

NASUS PHARMA LTD. AND ITS SUBSIDIARY

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in U.S. dollars in thousands, except share and per share amounts)

			Additional		Total
	Ordinary Shares* (**)		Paid- in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2023	6,889,708	$19	$7,316	$(11,132)	$(3,797)
Share-based compensation	-	-	5	-	5
Net loss	-	-	-	(871)	(871)
Balance as of June 30, 2024	6,889,708	$19	$7,321	$(12,003)	$(4,663)

			Additional
	Ordinary Shares* (**)		Paid- in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2024	7,362,906	$20	$9,432	$(12,664)	$(3,212)
Share-based compensation	-	-	150	-	150
Net loss	-	-	-	(1,252)	(1,252)
Balance as of June 30, 2025	7,362,906	$20	$9,582	$(13,916)	$(4,314)

*	Unless otherwise stated, the term Ordinary Shares in these financial statements refers to all classes of shares, including Ordinary Shares, Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares and Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares.
**	After giving effect to the forward share split, see also Note 2(c).

The accompanying notes are an integral part of these financial statements.

F-4

NASUS PHARMA LTD. AND ITS SUBSIDIARY

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six Months Ended
(Amounts in U.S. dollars in thousands)	2025	2024

Cash flows from operating activities:
Net loss	$(1,252)	$(871)

Less: Net loss (income) from discontinued operations	58	(14)

Loss from continuing operations	(1,194)	(885)

Adjustments to reconcile loss from continuing operations to net cash used in operating activities:
Share-based compensation	150	5
Change in fair value of convertible securities	326	379
Effect of exchange rates	6	(5)
Accrued interest on short-term debt from shareholders	-	18
Change in operating assets and liabilities:
Prepaid expenses and other current assets	88	221
Accounts payable	13	(4)
Accrued expense and other current liabilities	178	98

Cash used in operating activities from continuing operations	(433)	(173)
Net cash used in operating activities from discontinued operations	-	(7)
Net cash used in operating activities	$(433)	$(180)

Cash flows from financing activities:
Proceeds from issuance of convertible securities (of which $50 and $150 are with related parties in 2025 and 2024, respectively)	435	951
Payments in connection with deferred offering costs	(75)	(70)
Net cash provided by financing activities	$360	$881
Cash used in financing activities from discontinued operations	-	-
Cash provided by financing activities	$360	881

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6)	5
Net increase (decrease) in cash and cash equivalents	(79)	706

Cash, cash equivalents and restricted cash at beginning of period	311	210

Cash, cash equivalents and restricted cash at end of period	$232	$916

Supplemental disclosure of non-cash financing activities:
Offering cost included in accrued expense and other current liabilities	$43	21

The accompanying notes are an integral part of these financial statements.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets to the total of the same such amounts shown on the statements of cash flows.

	June 30, 2025	June 30, 2024
Cash and cash equivalents	$203	$900
Restricted cash	29	16

Cash, cash equivalents and restricted cash at end of year	$232	$916

F-5

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 1:	ORGANIZATION AND NATURE OF THE BUSINESS

a.	Description of the Business

Nasus Pharma Ltd. (the “Company”) was incorporated in May 2019 under the laws of the State of Israel. The Company is a clinical stage specialty pharmaceutical company focused primarily on the development of intranasal drugs to treat emergency medical conditions. The Company is developing a powder-based intranasal technology with a specialized product portfolio to address acute medical conditions and public health threats. The Company’s lead product candidate is NS002, an intranasal powder Epinephrine nasal spray for the treatment of type 1 severe allergies and anaphylaxis. The Company has also been developing NS001, an intranasal naloxone powder nasal spray for the treatment of opioid overdose. Following the successful completion of its Phase 3 clinical trial, the Company has paused development activities for NS001 and is evaluating potential partnering opportunities and strategic alternatives for the program.

b.	Liquidity and Going Concern

The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Since inception, the Company has devoted substantially all of its efforts to business planning, research and development, conducting clinical trials and securing capital resources. The Company remains in the development and clinical stage and has not generated revenue from its product candidates to date. As a result, the magnitude of future operating losses and the timing of achieving profitability remain uncertain.

During the six months ended June 30, 2025, the Company incurred a net loss of $1,252 (and a loss of $1,194 from continuing operations) and used net cash flows from operations of $433. Additionally, as of June 30, 2025, the Company had cash and cash equivalents of $232 to fund its operations and an accumulated deficit of $13,916. As of December 24, 2025, the Company had cash and cash equivalents of $4.2 million to fund its operations.

The Company has funded its operations to date primarily through equity financing and the issuance of convertible securities in the form of simple agreement of future equity (“SAFE”) (see Note 4 and Note 12). Additionally, in August 2025, the Company successfully completed an initial public offering (“IPO”), and in September 2025, closed on a partial exercise of the over-allotment option by the underwriters of its IPO, raising an aggregate of $10 million in gross proceeds, to advance its research, development, and clinical trial activities. Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s products and to achieve a level of sales adequate to support the Company’s cost structure. While the Company has been able to raise outside capital in the past, there can be no assurance that it will be able to successfully obtain additional financing on a timely basis in terms acceptable to the Company, if at all.

Management expects that the Company will continue to generate losses from the clinical development and regulatory activities of its product candidates, which would result in negative cash flow from operating activity. This has led management to conclude that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

c.	Stock split

Subsequent to the balance sheet date, the shareholders of the Company approved to effect a forward share split at a ratio of 1-for-4.77008, which was effected on August 6, 2025. All share and per share amounts for Ordinary Shares, share options and loss per share amounts have been adjusted to give retroactive effect to the forward share split for all periods presented in these financial statements.

d.	Initial Public Offering and Related Transactions

Subsequent to the balance sheet date, the Company completed a sale of shares of its Ordinary Shares in its IPO. In connection with the IPO, the Company issued and sold 1,253,824 Ordinary Shares, including 3,824 Ordinary Shares associated with the partial exercise of the underwriters’ over-allotment option to purchase additional Ordinary Shares, at a price of $8.00 per share, resulting in net proceeds to the Company of approximately $8.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. All shares issued and sold were registered pursuant to a registration statement on Form F-1 (333-288582), as amended, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2025. In addition, in connection with the IPO, the Company granted the underwriters warrants to purchase up to an aggregate amount of 37,614 Ordinary Shares. The Underwriter’s Warrants have an exercise price equal to $10.00 per Ordinary Share, will become exercisable on February 10, 2026 and will expire on August 10, 2030.

F-6

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying interim condensed financial statements of the Company are unaudited. These interim condensed financial statements have been prepared in accordance with U.S. GAAP and the applicable rules and regulations of the SEC for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The December 31, 2024 condensed balance sheet was derived from the audited financial statements as of that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to state fairly the Company’s financial position, results of operations, and cash flows for the interim periods. The interim results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025, or for any other future annual or interim period.

The unaudited interim condensed financial statements should be read in conjunction with the audited financial statements and accompanying notes of the Company for the year ended December 31, 2024. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2024, are applied consistently in these interim condensed financial statements.

Use of estimates - The preparation of condensed financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include identifying the existence of embedded derivatives, share-based compensation and the determination of the fair value of the Company’s Ordinary Shares, share options and the fair value of convertible securities.

Recently Adopted Accounting Standards

As an emerging growth company, the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

F-7

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The new guidance was adopted for the Company on January 1, 2023 and the adoption did not have a material impact on the Company’s financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for our annual fiscal year 2024, and interim periods starting in fiscal year 2025. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements.

The new guidance was adopted by the Company for fiscal year 2024 annual financial statements and this standard was applied retrospectively for the prior period presented in the financial statements. See Note 7 – Segment Reporting for further information.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. This update aims to enhance the transparency of financial reporting by requiring public business entities (PBEs) to provide disaggregated disclosure of certain income statement expense captions into specified categories in disclosures within the footnotes to the financial statements. The ASU is effective for annual fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Adoption of this ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements and disclosures.

NOTE 3:	SHORT-TERM DEBT FROM SHAREHOLDERS

In July 2022, the Company received a loan in the amount of $500 from two existing shareholders (Messrs. Ronnie Hershman and Michael Gibber), one of which is also a director of the Company, for a term of twelve (12) months, at an interest rate of 8% per annum (the “July 2022 Loan”). On August 28, 2024, the Company and each of said shareholders entered into an exchange letter (the “July 2022 Loan Exchange Letter”), according to which the Company’s obligations in connection with the loan were discharged in consideration for the issuance of a SAFE under the same terms as the 2024 SAFEs (see Note 4). The balance of the July 2022 Loan was $560 as of December 31, 2023 (included in short-term debt from shareholders), and after considering interest accrued during 2024 through the date the July 2022 Loan Exchange Letter was executed and withholding taxes to be paid on behalf of the said shareholders, it was deemed that Dr. Ronnie Hershman invested an amount in the SAFE of $284 and Michael Gibber invested an amount in the SAFE of $286.

In February 2023, the Company received a loan in an aggregate amount of $60 from its co-founders, Mr. Udi Gilboa and Dr. Dalia Megiddo, and director, Dr. Ronnie Hershman (the “February 2023 Loan”), under substantially the same terms as the July 2022 Loan, for a term of twelve (12) months, at an interest rate of 8% per annum. The balance of the February 2023 Loan, including interest accrued, was $67 as of December 31, 2023, and included in Short-term debt from shareholders. On August 28, 2024, the Company and each of these investors entered into an exchange letter, according to which the Company’s obligations in connection with the February 2023 Loan were discharged in consideration for the issuance of a SAFE under the same terms as the 2024 SAFEs (see Note 4), under which Dr. Ronnie Hershman was deemed to have invested an amount in the SAFE of $44, Dr. Dalia Megiddo was deemed to have invested an amount in the SAFE of $11, and Mr. Udi Gilboa was deemed to have invested an amount in the SAFE of $11 in said SAFE.

NOTE 4:	CONVERTIBLE SECURITIES

a.	The Company has raised funds through the issuance of SAFEs.

A SAFE requires conversion into shares of the Company upon the occurrence of certain events, or at the maturity date of the SAFE. The number of shares to be issued upon conversion of the SAFE are not fixed and will be dependent upon the nature of the event that occurred that resulted in its conversion, the fair value of shares as of the event’s date, and other factors as defined in the related agreement.

SAFEs are classified as a liability and the Company elected the fair value option in accordance with ASC 825, Financial Instruments (“ASC 825”). Accordingly, the liability is adjusted to fair value at each balance sheet date, with the change in fair value being recorded as change in fair value of convertible securities within the statements of operations. The Company reclassifies the SAFE amount from liability to equity once it converts into Ordinary Shares.

F-8

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

b.	On February 17, 2022, the shareholders approved the issuance of SAFEs (the “2022 SAFEs”) to certain shareholders and third parties up to a maximum aggregate amount of $1,000. In March 2022 and April 2022, the Company raised $966 under the 2022 SAFE.

The 2022 SAFE investors are entitled to the rights and privileges set forth in the agreement, which include the issuance of the most senior shares outstanding upon conversion of the 2022 SAFEs in the event of an equity financing or liquidity event occurs prior to the termination of the 2022 SAFEs as defined in the related agreement. The investors receive a 40% discount on the share price in any of such event. If a dissolution event occurs prior to the termination of the 2022 SAFE, each SAFE investor is entitled to receive, prior to consummation of the dissolution event, a portion of the related proceeds equal to its investment amount, or in case the applicable proceeds upon dissolution are insufficient to permit a full payment of the amounts invested under the 2022 SAFEs, a prorated amount in par with the other SAFE investors. In the event that the 2022 SAFEs mature after 15 months from its issuance, all amounts invested under the 2022 SAFEs are converted into the Company’s outstanding most senior shares based on a $41,000 valuation divided by number of outstanding shares including any outstanding share options. The 2022 SAFEs expire and terminate immediately upon the earliest to occur of (1) the issuance of shares upon its conversion due to equity financing or liquidity event, or upon maturity; or (2) the payment, or setting aside for payment, of amounts due to the occurrence of dissolution event.

In June and July 2023, the 2022 SAFEs matured and, accordingly, should have been converted into 168,112 of the Company’s most senior outstanding shares. As of December 31, 2023, the shares had not been issued, and therefore, the 2022 SAFEs remained outstanding. On August 28, 2024, the 2022 SAFEs were converted into 168,112 Class A-3A Ordinary Shares. See Note 12(i)

c.	On March 15, 2023, the shareholders approved the issuance of additional SAFEs to certain shareholders and third parties up to the maximum aggregate amount of $1,000 (the “2023 SAFEs”). In March and April 2023, the Company raised $995 under the 2023 SAFEs. In addition, the Company paid $15 as finder fees for issuance of the 2023 SAFEs which was recorded as other expense, net within the statements of operations.

The 2023 SAFEs investors are entitled to the rights and privileges set forth in the agreement, which include the issuance of the most senior shares outstanding upon conversion of the 2023 SAFEs in the event of an equity financing or liquidity event occurs prior to the termination of the 2023 SAFEs as defined in the related agreement. The investors receive a 40% discount on the share price in any of such event. If a dissolution event occurs prior to the termination of the 2023 SAFEs, each SAFE investor is entitled to receive, prior to consummation of the dissolution event, a portion of the related proceeds equal to its investment amount, or in case the applicable proceeds upon dissolution are insufficient to permit a full payment of the amounts invested under the 2023 SAFEs, a prorated amount in par with the other SAFE investors. In the event the 2023 SAFEs mature after 15 months without a conversion prior to 15 months from its issuance, all amounts invested under the 2023 SAFEs are converted into the Company’s outstanding most senior shares based on a $24,600 valuation divided by number of outstanding shares including any outstanding share options. The 2023 SAFEs expire and terminate immediately upon the earliest to occur of (1) the issuance of shares upon its conversion due to equity financing or liquidity event, or upon maturity; or (2) the payment, or setting aside for payment, of amounts due to the occurrence of dissolution event.

In June, July and August 2024, the 2023 SAFEs have matured. On August 28, 2024, the 2023 SAFEs were converted into 305,085 Class A-3B Ordinary Shares. See Note 12(i).

d.

On April 9, 2024, the Board of Directors approved the issuance of additional SAFEs to certain shareholders and third parties up to the maximum aggregate amount of $1,500, which increased on August 28, 2024 to $2,000 (the “2024 SAFEs”). The Company raised $1,000 under the 2024 SAFEs during the year ended December 31, 2024 and an additional $435 during the six-month period ended June 30, 2025. In addition, 2024 SAFEs in the amount of $636 were issued in connection with the discharge of the Company’s obligations under the July 2022 Loan and February 2023 Loan (see Note 3).

On March 24, 2025, the Company also entered into an additional SAFE as part of the 2024 SAFEs with an investor who committed in the amount of $250, but this amount was never received. The Company did not record a liability in the balance sheet as of June 30, 2025, for this amount. In December 2025, the Company terminated the SAFE with this investor as it was not paid to date (see Note 12).

The 2024 SAFEs investors are entitled to the rights and privileges set forth in the agreement, which include the issuance of the most senior shares outstanding upon conversion of the 2024 SAFEs in the event that an initial public offering, merger, acquisition, qualified equity financing or other liquidity event occurs prior to the termination of the 2024 SAFEs as defined in the related agreement. The investors receive a 35% discount on the share price in any of such event. If a dissolution event occurs prior to the termination of the 2024 SAFEs, each SAFE investor is entitled to receive, prior to consummation of the dissolution event, a portion of the related proceeds equal to its investment amount, or in case the applicable proceeds upon dissolution are insufficient to permit a full payment of the amounts invested under the 2024 SAFEs, a prorated amount in par with the other SAFE investors. If such events had not occurred within 18 months of the execution of the 2024 SAFEs, all amounts invested under the 2024 SAFEs are converted into the Company’s outstanding most senior shares based on the previous round of equity financing consummated discounted in 35% and divided by number of outstanding shares including any outstanding share options. The 2024 SAFEs expire and terminate immediately upon the earliest to occur of (1) the issuance of shares upon its conversion due to a qualified equity financing or liquidity event as aforesaid, or upon maturity; or (2) the payment, or setting aside for payment, of amounts due to the occurrence of a dissolution event.

e.	The Company measured the 2022 SAFEs, the 2023 SAFEs and 2024 SAFEs upon receiving the cash and on each period end at its fair value in accordance with ASC 825-10 with the changes in fair value reported in the condensed statements of operations.

The SAFEs were valued at the end of the year using a probability-weighted expected return model, which incorporated significant unobservable inputs.

The Company’s IPO in August 2025 triggered the conversion of the 2024 SAFEs into Ordinary Shares. In December 2025, the 2024 SAFEs were converted into 398,651 Ordinary Shares (see Note 12).

F-9

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

The Company used the following significant inputs in measuring the SAFEs:

	June 30, 2025	December 31, 2024
Fair value of Ordinary Share*	$4.14	$3.40
Weighted average cost of capital	23.1%	23.5%
Risk free rate	4.29% - 4.41%	4.16%-4.24%
Time to maturity	0.25-0.43	0.49-0.93

*	Including inputs and assumptions on the likelihood of a SAFE mandatory conversion, qualified equity financing or liquidity event or dissolution.

NOTE 5:	FAIR VALUE MEASUREMENTS

The following table provide the liabilities carried at fair value measured on a recurring basis:

Fair Value Measured as of June 30, 2025

Financial liabilities at fair value:	Level 1	Level 2	Level 3	Total
Convertible securities	$-	$-	$2,563	$2,563
Total financial liabilities at fair value	$-	$-	$2,563	$2,563

Fair Value Measured as of December 31, 2024

Financial liabilities at fair value:	Level 1	Level 2	Level 3	Total
Convertible securities	$-	$-	$1,802	$1,802
Total financial liabilities at fair value	$-	$-	$1,802	$1,802

The changes in the fair value of the Company’s Level 3 financial liabilities, which are measured on a recurring basis are as follows:

Convertible securities

January 1, 2024	$1,830
Proceeds from issuance of SAFEs	950
Change in fair value of convertible securities	379
June 30, 2024	$3,159

January 1, 2025	1,802
Proceeds from issuance of SAFEs	435
Change in fair value of convertible securities	326
June 30, 2025	$2,563

There were no transfers between fair value measurement levels during the six-months ended June 30, 2025 and year ended December 31, 2024.

The estimated fair value of the Company’s cash and cash equivalents, restricted cash, other current assets, accounts payable, accrued expense and other current liabilities and short-term debt from shareholders approximates their carrying values as these financial instruments are highly liquid or short-term in nature.

F-10

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 6:-	CONTINGENT LIABILITIES AND COMMITMENTS

Litigation

a.	From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company discloses pending claims and legal proceedings litigation if the Company believes a possibility exists that the claims and legal proceedings litigation will have a material effect on its financial results. Legal costs are accounted for as they are incurred.

b.	In May 2022, the Company received a letter from a supplier associated with the Taffix (defined below) business, which demanded that the Company pay professional fees billed to the Company in connection with services provided by the supplier. In August 2022, the supplier commenced legal proceedings in the magistrate court of Tel Aviv, in an amount of $92. The Company recorded the entire contractual expenses prior to January 1, 2023 and a liability of $92 is recorded as current liabilities related to discontinued operations within the Company’s balance sheets as of June 30, 2025. See Note 12 for the settlement signed between the parties.

Commitments

a.	In May 2019, the Company entered into a license agreement (“License Agreement”) with Formulex Pharma Innovations Ltd. (“Formulex”). Formulex is an Israeli corporation, owned by the Company’s shareholders, Mr. Ehud Gilboa, Dr. Dalia Megiddo and Dr. Ronnie Herschman. Pursuant to the License Agreement, Formulex granted the Company a license for the development, manufacture and commercialization of Formulex’s patent for dry powder compositions for intranasal delivery and rights in the know-how of its intranasal and inhaled formulations, combination products, and particle engineering, together, the Licensed Products. Also pursuant to the License Agreement, the Company pay Formulex royalties of the Licensed Products in the amount of 0.5% of net sales of the licensed products, which are capped at $100 in the aggregate. The royalty payment period commenced on the effective date of the agreement and will continue on a country-by-country, product-by-product basis for the longer of: (i) 15 years from the date of the first commercial sale of such Licensed Product in such country, or (ii) until the licensed patent expires in such country. The Company may terminate the License Agreement for any reason upon 60 days prior written notice. In the event of such termination, the Company has the right to acquire the Licensed Technology in an amount equal to the difference between the amount of royalty actually paid to Formulex prior to the date of termination and the amount of $100. Termination of the agreement does not relieve the parties of obligation accrued prior to such termination.

In June 2019, the Company entered into a service agreement with Formulex, as subsequently amended in March 2020 (“Previous Formulex Service Agreement”), to facilitate the flow of information and know how, as well as help develop the Company products. The Company pays $5 a month under the service agreement. The services agreement automatically renews every year for a period of one year, unless terminated by either party upon 30 days’ written notice, in accordance with the terms and conditions set forth therein. In connection with the same, Formulex provided the Company with one-time development services in 2024 and 2023 for additional fees of $0 and $22, respectively.

In August 2024, the Company signed an additional agreement with Formulex to provide services which support the Company in providing services to the governmental body (see Note 6(b)). As of June 30 2025, an amount of $192 paid by the Company for services provided by Formulex to the Company is recorded in the statements of operations in research and development expenses. In September and December 2025, the Company entered into an amendment of the agreement with Formulex (see Note 12).

b.	In July 2024, the Company entered in a non-recurring research arrangement with a government body to perform research and development activities in connection with a new formulation, that is intended to be used through intranasal delivery. As of June 30, 2025, the research and development activity related to that arrangement have commenced, and an amount of $196 received from the governmental body. The amounts received under the arrangement were recorded as a reduction to research and development expenses within the statements of operations during the six-month period ended June 30, 2025.

c.	In September 2019, the Company entered into a master service agreement and schedules of work (the “Aptar Agreement”) with Aptar Group Inc. (“Aptar”) under which Aptar granted the Company technology access to co-development and support for the development and submissions to regulatory bodies of intranasal to deliver NS001 and NS002 using Aptar’s technology.

F-11

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

In connection with NS001, the Company is required to pay Aptar up to $1,350 in the aggregate comprising of $200 in development stage, $350 upon submission of New Drug Application (“NDA”) with the U.S. Food and Drug Administration (“FDA”) (or equivalent body outside the U.S.) and $800 at market launch. The Company paid $200 to Aptar prior to January 1, 2022. In August 2021, the Company entered into a change order with respect to NS001, for the provision of additional services and deliverables to be provided by Aptar for an additional fee of Euro (“€”) 100 ($103), out of which €40 ($41) paid to Aptar prior to January 1, 2022, and the remaining amounts will be paid upon NDA submission and FDA approval of NS001.

In connection with NS002, the Company is required to pay Aptar up to $675 in the aggregate comprising of $150 in development stage, $225 upon submission of NDA with the FDA (or equivalent) and $300 at market launch. The Company paid $150 to Aptar prior to January 1, 2022.

The Company is also obligated to pay Aptar for each final product that achieves certain sales-based milestone events and tiered royalties on net sales of each final product by the Company or its affiliates or sublicensees at rates ranging from a low single-digit percentage, depending on the total annual worldwide net sales of each such final product up to seven years after first commercial sale. The Aptar Agreement has an early termination fee in case the Company terminate NS001 or NS002 programs for whatever reason, other than a breach of the agreement by Aptar, of $450 for each product.

In April 2021, the Company entered into an agreement with Aptar’s subdivision, NextBreath, which is subject to terms and conditions of the Aptar Agreement, to perform laboratory and development services in connection with NS001. For the services received under the agreement by April 2022, there is an amount of $529 outstanding payable to Aptar, which has not been paid to date.

On June 15, 2022, Aptar sent the Company a Notice of Default Letter, which followed by Notice of Termination Letter sent on October 5, 2022, in which Aptar claimed for alleged breach of the contractual obligations of the Aptar Agreement made by Nasus and stated the outstanding amounts of $529 and in addition a termination fee of $450 related to NS001. The Company did not agree with the alleged breach made by Aptar and the existence of any grounds for termination of the Aptar’s Agreement. Since then, the Company and Aptar discussed and exchanged further correspondence, but were unable to resolve the claims and allegations made by each party. There is no legal proceeding between Nasus and Aptar. As of June 30, 2025 and December 31, 2024, a liability of $529 is recorded as accounts payable within the balance sheets. The Company has not recorded a liability for the termination fees of $900 ($450 for NS001 and $450 for NS002), as the Company believes it is not probable that it will be required to pay such amounts. On October 2, 2025, the Company entered into a termination and settlement agreement with Aptar related to its obligations under the Aptar Agreement, and further entered into a revised master service agreement and schedules of work with Aptar (see Note 12).

NOTE 7:-	SEGEMENT REPORTING

Segment information is prepared on the same basis that the Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, manages the business, makes business decisions and assesses performance. The Company has one operating and reportable segment specializing in the development of intranasal drugs to treat emergency medical conditions, as described in Note 1(a). All of the Company’s assets are located in Israel.

The CODM assesses performance for this segment and decides how to allocate resources based on net loss. The measure of segment assets is reported on the balance sheet as cash and cash equivalents. The Chief Executive Officer performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor actual results.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the six-months ended June 30, 2025 and 2024.

	Six Months Ended June 30
	2025	2024

Significant segment expenses:
Payroll and payroll related (*)	132	37
Subcontractors and consultants (*)	228	261
Professional services (*)	130	120
Other	265	151
Other segment items:
Share-based compensation	150	5
Loss (income) from change in fair value of convertible securities	326	379
Interest expense	-	18
Other expense, net	51	5
Deferred issuance costs	(88)	(91)
Net loss (income) from discontinued operations	58	(14)
Net loss	$1,252	$871

(*)	Excluding share-based compensation expenses and including costs capitalized as deferred issuance costs.

F-12

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 8:-	NET LOSS PER SHARE ATTRIBUTABLE TO SHAREHOLDER

Basic net loss per share is computed using the weighted average number of shares of Ordinary Shares outstanding for the period. Diluted net loss per share reflects the effect of the assumed exercise of any share options, and the conversion of any convertible securities, in each case only in the periods in which such effect would have been dilutive.

For the six months and year ended June 30, 2025 and June 30, 2024, net loss per share amounts were the same for Ordinary Shares, Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares, Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares because the holders of each class are entitled to equal per share dividends.

The table below presents the computation of basic and diluted net loss per share:

	Six Months Ended June 30
	2025	2024
Numerator:
Loss from continuing operations	(1,194)	(885)
Net loss (income) from discontinued operations	(58)	14
Net loss attributable to holders of Ordinary Shares	$(1,252)	$(871)
Effect of dilutive securities:
Change in fair value of convertible securities related to dilutive	-	-
Loss from continuing operations	(1,194)	(885)
Net loss (income) from discontinued operations	(58)	14
Net loss attributable to holders of Ordinary Shares and assumed conversions	$(1,252)	$(871)

Denominator*:
Weighted-average number of Ordinary Shares used to compute net loss per share, basic	7,362,906	6,889,708
Weighted-average number of Ordinary Shares used to compute net loss per share, diluted	7,362,906	6,889,708

Net income (loss) per share, basic:
Continuing operations	(0.16)	(0.13)
Discontinued operations	(0.01)	0.00
Net loss per share, basic	$(0.17)	$(0.13)

Net income (loss) per share, diluted:
Continuing operations	(0.16)	(0.13)
Discontinued operations	(0.01)	0.00
Net loss per share, diluted	$(0.17)	$(0.13)

*	After giving effect to the forward share split, see also Note 2(c)

The table below presents the number of securities that were excluded from the calculation of diluted net loss per share as the effect would have been anti-dilutive:

	Six Months Ended June 30
	2025	2024
Share options	538,231	179,774
2022 SAFE*	-	168,112
2023 SAFE**	-	305,085
2024 SAFE***	614,006	242,110

*	The weighted average number of Ordinary Shares in connection with the 2022 SAFE for the six months ended June 30, 2024 is based on the assumption the conversion of the 2022 SAFE into shares will occur upon its maturity.
**	The weighted average number of Ordinary Shares in connection with the 2023 SAFE for the six months ended June 30, 2024 and 2023 is based on the assumption the conversion of the 2023 SAFE into shares will occur upon its maturity.
***	The weighted average number of Ordinary Shares in connection with the 2024 SAFE for the six months ended June 30, 2024 is based on the assumption the conversion of the 2024 SAFE into shares will occur upon its maturity.

F-13

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 9:-	OTHER SIGNIFICANT EVENTS DURING THE PERIOD

a.	In January 2025, the Board of Directors approved the engagement with Dan Teleman as Chief Executive Officer (“CEO”). The CEO is entitled to a gross monthly salary in the amount of NIS 30 ($8) beginning January 7, 2025 and until March 2025. Beginning April 1, 2025, the CEO is entitled to a gross monthly salary of NIS 40 ($11), to be increased to NIS 70 ($19) as of and subject to consummation of the IPO until the first anniversary of the IPO, and thereafter to NIS 75 ($21) until the second anniversary of the IPO and to NIS 80 ($22) thereafter. Additionally, the CEO will be entitled to an annual bonus in between 10%-20% of his annual gross salary (the “CEO Annual Bonus”). The CEO is also entitled to other benefits such as reimbursement of expenses and certain bonus payments, including a one-time bonus payment of NIS 120 ($33) upon and subject to consummation of the IPO (the “CEO IPO Bonus”).

In January 2025, the Company granted the CEO and Oren Elmaliach, its Director of Finance, 318,856 share options and 27,681 share options, respectively, to purchase 346,537 Class Ordinary Shares at an exercise price of $6.05. The share options are to vest over a period of 36 months, commencing January 7, 2025, with the share options granted to the CEO vesting fully upon change of control, other than IPO, as defined in the option letter award agreement. In addition, the Company increased the maximum number of Ordinary Shares reserved for issuance under the 2019 Plan by 477,008, from 246,170 Ordinary Shares to 723,178 Ordinary Shares.

In March 2025, the shareholders and the Board of Directors approved, subject to the consummation of the IPO, the following amendments to the agreement with the CEO (1) an increase in the CEO Annual Bonus from 10%-20% of his annual gross salary to 20%-30%; (2) one-time bonus of $75 if the Phase 3 clinical trial of NS002 successfully meets its primary end-point; and (3) an increase in the CEO IPO Bonus to NIS 240 ($66). In August 2025, following the consummation of the IPO, the Company paid the CEO the CEO IPO Bonus (see Note 12(h)).

b.	On March 17, 2025, the shareholders approved the following changes to the Company’s share capital, which took place on August 12, 2025, or the effective date of the registration statement on Form F-1 in connection with the IPO:

1.	All shares of Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares, Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares were converted into Class Ordinary Shares on a ratio of 1-for-1;

2.	The par value of its Class Ordinary Shares was changed so that the Class Ordinary Shares have no par value; and

3.	The Company’s increased the authorized Class Ordinary Shares by 9,536 thousand shares. Following the increase, the Company’s authorized capital shares consisted of 22,802,000 shares of Class Ordinary Shares, no par value.

NOTE 10:-	RELATED PARTIES

a.	Mr. Ehud Gilboa and Dr. Dalia Meggido are shareholders and each hold approximately 25% as of June 30, 2025 of the Company’s issued and outstanding Ordinary Shares. Mr. Gilboa is the Chairman of the Board of Directors and Dr. Meggido is a member of the Board of Directors, Chief Development Officer and Chief Medical Officer of the Company, and former Chief Executive Officer of the Company (until January 6, 2025).

b.	Dr. Ronnie Hershman is a member of the Board of Directors and beneficially holds approximately 18% of the Company’s outstanding Ordinary Shares as of June 30, 2025.

c.	Mr. Gilboa and Dr. Meggido are each entitled to management fee of NIS 45 (approximately $13) plus customary social benefits of additional 25% of the management fee. In February 2022, both Mr. Gilboa and Dr. Meggido agreed to a voluntary deferral of such fee of NIS 9 (approximately $3), and an additional deferral of NIS 18 (approximately $5) in November 2022. As of December 31, 2024 and 2023, the aggregate deferred liability amounted to $530 and $318, respectively. For the years ended December 31, 2024 and 2023, management fees in the amount of $369 and 366, respectively, recorded as operating expense within the Company’s statements of operations. See Notes 14(d) and 14(e) for changes in 2025 to the these arrangements with Mr. Gilboa and Dalia Meggido.

F-14

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

d.	Mr. Gilboa subleases office space for a monthly fee of NIS 12 (approximately $3) and Topnotch Consultancy (2009) Ltd., a company owned by Mr. Gilboa, provides the Company with secretarial services for a monthly fee of NIS 15 (approximately $4), which increased from a monthly fee of NIS 5 (approximately $2) starting April 2024.

e.	Mr. Gilboa, Dr. Megiddo and Dr. Ronnie Hershman have all participated in SAFEs issued by the Company (see Note 4). Mr. Gilboa, Dr. Megiddo, Formulex and Dr. Hershman invested $35, $35, $30 and $100 respectively in the 2022 SAFEs, Dr. Hershman invested $100 in the 2023 SAFEs, while Mr. Gilboa, Dr. Megiddo and Dr. Hershman invested $50, $50 and $100 respectively in the 2024 SAFEs.

f.	Mr. Gilboa, Dr. Megiddo and Dr. Ronnie Hershman invested $10, $10 and $290 in the short-term debt from shareholders as part of the July 2022 Loan and the February 2023 Loan, which was later exchanged to 2024 SAFEs (see Note 3).

g.	Mr. Gilboa, Dr. Megiddo and Dr. Hirshman are major shareholders of Formulex, which granted services and additional services and license to the Company (see Note 6).

h.	In March 2025, the shareholders and the Board of Directors approved compensation adjustments upon completion of the IPO to Mr. Udi Gilboa, as follows: (i) NIS 86 ($24) monthly consultation fee in the first year following the IPO, (ii) NIS 90 ($25) monthly consultation fee in the second year following the IPO, and (iii) NIS 95 ($26) monthly consultation fee from the third year following the IPO; (iv) monthly car allowance and maintenance expenses of NIS 4 ($1); (v) annual bonus of up to 25% of the annual consulting fees, the specific amount of which is subject to further approval of our Board of Directors; and (vi) one-time bonus of NIS 905 plus VAT ($250) upon completion of the IPO. Further, the compensation committee and Board of Directors, may grant Mr. Gilboa: (i) a special bonus of up to 1.5% of the proceeds of a qualified merger, sale, or assignment as provided therein; (ii) an equity financing bonus equal to up to 2% of the cash proceeds in a private placement or other equity financing transaction, and (iii) a one-time bonus for special efforts performed by Mr. Gilboa and/or in respect of the significant contribution of Mr. Gilboa to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s ordinary course of business.

i.	In March 2025, the Board of Directors and the Company’s shareholders approved compensation adjustments upon completion of the IPO to Dr. Dalia Megiddo, as follows: (i) NIS 86 ($24) monthly consultation fee in the first year following the IPO, (ii) NIS 97 ($27) monthly consultation fee in the second year following the IPO, and (iii) NIS 106 ($29) monthly consultation fee from the third year following the IPO; (iv) monthly car allowance and maintenance expenses of NIS 4 ($1); (v) annual bonus of up to 25% of annual consulting fees, subject to approval of our Board of Directors; one-time bonus of NIS 724 plus VAT ($200) upon completion of the IPO. Further, the compensation committee and the Board of Directors, may grant Dr. Megiddo (i) a special bonus of up to 1.5% of the proceeds of a qualified merger, sale, or assignment as provided therein; (ii) a one-time bonus for special efforts performed by Dr. Megiddo and/or in respect of the significant contribution of Dr. Megiddo to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business; (iii) a bonus of NIS 905 plus VAT ($249) upon NDA submission for NS002 to the FDA; and (iv) a bonus of NIS 1,811 plus VAT ($497) upon FDA approval of an NDA for NS002.

j.	The following related party balances are included in the balance sheets:

	June 30, 2025	December 31, 2024
CURRENT ASSETS
Prepaid expenses and other current assets	$-	$116
CURRENT LIABILITIES:
Convertible securities	$725	$605
Accrued expense and other current liabilities	$904	$711

k.	The following related party transactions are included in the statements of operations:

	Six Months Ended June 30
	2025	2024

Research and development	$295	$103
General and administrative	$286	$149
Interest expense	$-	$12

NOTE 11:-	DISCONTINUED OPERATIONS

During 2020, the Company’s research and development team in Israel developed a nasal powder that creates a hostile microenvironment in the nose where many airborne viruses can’t survive, which was marketed as Taffix (“Taffix”). At the end of 2021, the Company started the wind-down of Taffix by selling off all the manufacturing equipment, ceasing marketing efforts, seeking alternatives, fulling final orders but not accepting new orders, disposal of inventory and terminating of engagements with employee contractors and manufacturers. As of December 2022, the Company was no longer engaged in the development, production, marketing or sales of Taffix.

F-15

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

In accordance with applicable accounting guidance, the results of Taffix are presented as net income (loss) from discontinued operations in the statements of operations. Further, the Company reclassified the liabilities of Taffix current liabilities related to discontinued operations on the balance sheets as of June 30, 2025 and December 31, 2024. The statements of cash flows are presented on a basis for both continuing operations and discontinued operations.

The following table presents key components of “Net income (loss)  from discontinued operations”:

	Six Months Ended June 30
	2025	2024

Other income (expense), net	58	14
Net income (loss) from discontinued operations	$58	$14

The following table presents liabilities that are classified as discontinued operations on the balance sheets:

	June 30,2025	December 31, 2024

Liabilities
Current Liabilities:
Accounts payable	$161	$142
Accrued expense and other current liabilities	99	92
Advances from customers	287	255

Current liabilities related to discontinued operations	$547	$489

NOTE 12:	SUBSEQUENT EVENTS

The Company evaluated subsequent events from the date of the balance sheet of June 30, 2025 through December 25, 2025, the date the financial statements were available to be issued, and has determined that, there have been no subsequent events that require recognition or disclosure in the financial statements as follows :

a.	On October 6, 2025, the Company and Aptar entered into a Termination and Settlement Agreement to terminate the agreements described in Note 6 and to resolve and settle outstanding disputes between the parties. The Company agreed to pay $75 and a future $225 for all past obligations.

b.	On October 3, 2025 the company and Aptar signed a new master service agreement and schedules of work (the “New Aptar Agreement”) in which Aptar granted the Company technology access to co-development and support for the development and submissions to regulatory bodies of intranasal to deliver NS001 and NS002 using Aptar’s technology. In connection with the development, the Company is required to pay Aptar up to $1,000 in the aggregate comprising of $600 paid in three annual instalments in project period, $200 upon submission of New Drug $200 upon approval of a NDA with the FDA (or equivalent body outside the U.S. The Company paid $200 to Aptar to date under the New Aptar Agreement. In addition to the fees described above, upon receipt of NDA Approval for the Final Product (as defined in the agreement), Company agreed to pay 1% royalties from the Net Revenue of the Final Product for a period of seven years commencing on the date of the first commercial sale of such Final Product. The Company also agreed to pay a termination fee of up to $160 based on termination date.

c.	Further to the litigation described above in Note 6, on July 17, 2025, the Company agreed to settle with supplier associated with the Taffix in return for all claims made the company agreed to pay an aggregate amount of NIS 310 ($94) paid in eight equal instalments to be paid monthly until April 2026.

d.	Further to service agreement with Formulex described in Note 6, on September 8, 2025, the Company signed a services agreement with Formulex where the Company would pay a fixed fee of $10 per month for R&D services. On December 18, 2025, the Company signed an agreement with Formulex related to forfeiture of prior obligations under the Previous Formulex Service Agreement (as defined in Note 6), and accordingly an amount of $210, which is recorded within Accrued expense and other current liabilities as of June 30, 2025, is no longer due to Formulex.

e.

On August 7, 2025, the Company engaged Capital Point Ltd. to provide certain investor relations and public relations services, and business development related services in connection with all of the Company’s product candidates. The Company will receive such services for a two-year period, for an aggregate amount of $600 plus VAT.

F-16

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

f.	The CEO is also entitled for other benefits such as reimbursement of expenses and certain bonus payments, including a one-time bonus payment of NIS 120 ($33) upon and subject to consummation of the IPO.

g.	The Company completed its IPO in August 2025 and the Company’s ordinary shares started trading on the NYSE American under the symbol (“NSRX”). See also Note 1(d).

h.	In connection with the IPO, three executive officers of the Company received bonuses based on the terms of their employment contracts as described in Notes 9(a), 10(h) and 10(i). Mr. Gilboa received NIS 905 ($250), Dr. Megiddo received NIS 724 ($200) and Mr. Teleman received NIS 240 ($66).

i.	In connection with the IPO, all Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares, Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares have been converted to Ordinary Shares, no par value per share, at a 1:1 ratio. In addition, all outstanding SAFEs entered into and paid prior to the IPO have been automatically converted into Ordinary Shares, no par value per share, upon the effectiveness of the registration statement for the IPO.

j.	On November 17, 2025, the Company’s Board of Directors approved the grant of 126,197 share options to Eyal Rubin, who was subsequently appointed as the Company’s Chief Financial Officer. The grant to Mr. Rubin is subject to shareholder approval. The share options have an exercise price of $7.56 and vest over three years.

k.

On December 11, 2025, the Company’s Board of Directors approved the grant of an aggregate amount of 30,000 share options to three members of the Board of Directors, subject to shareholder approval. The share options have an exercise price of $5.38 and vest over four years in quarterly installments.

On the same date, the Company’s Board of Directors approved the grant of 55,500 share options to employees and advisors of the Company.

l.	On December 21, 2025, the Company terminated one 2024 SAFE agreement in the amount of $250, as the investor did not transfer the funds as agreed upon per the agreement. The Company notified the investor. The Company has not issued the investor any shares, nor has it recorded this particular SAFE agreement in its financial statements.

F-17